UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024
Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

12 Hamada Street, Rehovot 7670314
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On October 22, 2024, SatixFy Communications Ltd. (the “Company”) issued a press release titled “SatixFy Signs $9 Million Software Development and License Agreement with MDA Space for Satellite Payloads,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

 The first four paragraphs and the section titled “Forward-Looking Statements” in the Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-279869) and Form S-8 (Registration Nos. 333-268005 and 333-275902), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated October 22, 2024, titled “SatixFy Signs $9 Million Software Development and License Agreement with MDA Space for Satellite Payloads.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

Date: October 22, 2024	By:	/s/ Oren Harari
		Name	Oren Harari
		Title:	Interim Chief Financial Officer